SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. 5)



Principal Financial Group
(Name of Issuer)


Common Stock, $0.01 Par
(Title of Class of Securities)


74251V 10 2
(CUSIP Number)


Check the following box if a fee is being paid with this statement [  ].



CUSIP No. 74251V 10 2


13G

Page    2    of    6    Pages



  1

Name of Reporting Person
S.S. or I.R.S. Identification No. of above person
	Northern Trust Corporation			36-2723087
	The Northern Trust Company			36-1561860
	Northern Trust, NA				36-3190871
	Northern Trust Bank, FSB			38-3424562
	Northern Trust Investments, N.A.		36-3608252
	Northern Trust Company of Connecticut		06-6275604
	Northern Trust Global Investments (Europe) Ltd	6807764922343A00


  2

Check the appropriate box if a member of a group

	Not Applicable	(a)
		(b)



  3

S.E.C. use only



  4

Citizenship or place of organization

	Northern Trust Corporation--a Delaware corporation with principal offices in Chicago, Illinois




Number of Shares Beneficially owned by Each Reporting Person With

  5
Sole Voting Power

	15,823,425

  6
Shared Voting Power

	1,598,259

  7
Sole Dispositive Power

	16,885,417

  8
Shared Dispositive Power

	635,989


  9

Aggregate amount beneficially owned by each reporting person

	17,562,981


10

Check box if the aggregate amount in Row (9) excludes certain shares.


	Not Applicable


11

Percent of class represented by amount in Row 9

	6.51



12

Type of reporting person


	Northern Trust Corporation  HC


SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934

Check the following box if a fee is being paid with statement [  ].

1.	(a)	Principal Financial Group
		(Name of Issuer)

	(b)	711 High Street, Des Moines, IA 50392
		(Address of Issuer's Principal Executive Office)

2.	(a)	Northern Trust Corporation
		(Name of Person Filing)

	(b)	50 South LaSalle Street, Chicago, Illinois 60675
		(Address of Person Filing)

	(c)	U.S. (Delaware Corporation)
		(Citizenship)

	(d)	Common Stock, $0.01 Par
		(Title of Class of Securities)

	(e)	74251V 10 2
		(CUSIP Number)

3.	This statement is being filed by Northern Trust Corporation as a
 Parent Holding Company in accordance with S240.13d-1(b) (1) (ii) (G).

4.	(a)	17,562,981
		(Amount Beneficially Owned)

	(b)	6.51
		(Percent of Class)

	(c)	Number of shares as to which such person has:

		(i)	     15,823,425
			(Sole Power to Vote or to Direct the Vote)

		(ii)	     1,598,259
			(Shared Power to Vote or to Direct the Vote)

		(iii)	     16,885,417
			(Sole Power to Dispose or Direct Disposition)

		(iv)         635,989
			(Shared Power to Dispose or Direct Disposition)




5.	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

6.	Statement regarding ownership of 5 percent or more on behalf of another person:


7.	Parent Holding Company reporting on behalf of the following subsidiaries, all of which are banks as defined in Section 3(a) (6) of the Act:

The Northern Trust Company
50 South LaSalle Street
Chicago, IL  60675

Northern Trust N.A.
700 Brickell Avenue
Miami, FL  33131

Northern Trust Bank, FSB
10 West Long Lake Road
Bloomfield Hills, Michigan 48304

Northern Trust Investments, N.A.
50 South LaSalle Street
Chicago, IL  60675

Northern Trust Company of Connecticut
300 Atlantic Street, Suite 400
Stamford, CT 06901

Northern Trust Global Investments Europe Ltd
6 Devonshire Square, London, UK EC2M 4YE


8.	Identification and Classification of Members of the Group.

Not Applicable.

9.	Notice of Dissolution of Group.

Not Applicable.

10.	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


								NORTHERN TRUST CORPORATION

								________________________________
							By:  Orie L. Dudley

DATED:  02-08-2007	Title:Executive Vice President and Chief Investment Officer

EXHIBIT TO SCHEDULE 13G AMENDMENT
FILED BY NORTHERN TRUST CORPORATION
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-1004
Attention: Filing Desk, Stop 1-4
RE: Principal Financial Group

	Pursuant to the requirement of 240.13d-1(k) (1) (iii), this exhibit shall constitute our written agreement that the Schedule 13G to which this exhibit is attached is filed on behalf of Northern Trust Corporation and of its subsidiary(ies), as stated below, regarding our respective beneficial ownership in the above-captioned equity security.
							NORTHERN TRUST CORPORATION

							_________________________________
							By:  Orie L. Dudley
DATED:  02-08-2007	Title:Executive Vice President and Chief Investment Officer

The NORTHERN TRUST COMPANY
NORTHERN TRUST INVESTMENTS, N.A.
NORTHERN TRUST GLOBAL INVESTMENTS EUROPE LTD

________________________________________
By:  Orie L. Dudley
Title:    Executive Vice President and Chief Investment Officer


NORTHERN TRUST NA

________________________________________
By: Quentin C. Johnson
As its Authorized Representative


NORTHERN TRUST BANK, FSB

________________________________________
By: Brian J. Hofmann
As its Authorized Representative

NORTHERN TRUST COMPANY OF CONNECTICUT

________________________________________
By: Trista D Simoncek
As its Vice President